

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Ms. Deborah Vitale, President
Diamondhead Casino Corporation
1301 Seminole Boulevard, Suite 142
Largo, Florida 33770

      Re: Diamondhead Casino Corporation
             Form 10-K for the year ended December 31, 2009
             File No. 000-17529

Dear Ms. Vitale:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief